

May 12, 2015

Bryant Riley
Chief Executive Officer
B. Riley Financial, Inc.
21860 Burbank Boulevard, Suite 300 South
Woodland Hills, California 91367

>   **Re: B. Riley Financial, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 20, 2015**
>   **File No. 333-203534**
>   **Post-Effective Amendment No. 1 to Form S-1 on Form S-3**
>   **Filed April 20, 2015**
>   **File No. 333-198814**

Dear Mr. Riley:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

Form S-3 and Post-Effective Amendment No. 1 to Form S-1 on Form S-3

1. Please provide us with a detailed legal analysis of your eligibility to register these offerings on Form S-3. In doing so, please show us how you determined that the aggregate market value of the voting and non-voting common equity held by your non-affiliates was $83,150,774 as of March 12, 2015.

Post-Effective Amendment No. 1 to Form S-1 on Form S-3

2. It appears that you are attempting to increase the number of shares covered by this registration statement to include 666,666 shares of common stock that were not previously registered. Please provide us with your analysis as to how you may register

these securities by means of a post-effective amendment. Please refer to Securities Act Rule 413(a) and Securities Act Rules Compliance and Disclosure Interpretation 210.01.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director